UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

ULTRA PETROLEUM CORP.

(Name of Issuer)

Common Stock, without par value per share

(Title of Class of Securities)

903914208

(CUSIP Number)

Eric Ross

Senior Managing Director and Chief Compliance Officer

Avenue Capital Group

399 Park Avenue, 6th Floor

New York, NY 10022

(212) 878-3500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 15, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 903914208		13D

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Avenue Capital Management II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 10,802,836

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 10,802,836

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,802,836

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.5%

14.	Type of Reporting Person (See Instructions) IA/PN

CUSIP No. 903914208		13D

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Avenue Capital Management II GenPar, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 10,802,836

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 10,802,836

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,802,836

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.5%

14.	Type of Reporting Person (See Instructions) HC

CUSIP No. 903914208		13D

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Marc Lasry

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 10,802,836

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 10,802,836

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,802,836

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.5%

14.	Type of Reporting Person (See Instructions) IN, HC

CUSIP No. 903914208	13D

Item 1.  Security and Issuer.

This Schedule 13D relates to shares of common stock (the “Shares”) of Ultra Petroleum Corp., a Yukon, Canada corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 400 North Sam Houston Parkway East, Suite 1200, Houston TX 77060.

Item 2.  Identity and Background.

(a) The persons filing this Schedule 13D are: (i) Avenue Capital Management II, L.P., a Delaware limited partnership (“Avenue Capital Management”); (ii) Avenue Capital Management II GenPar, LLC, a Delaware limited liability company; and (iii) Marc Lasry, a United States citizen (collectively, the “Reporting Persons”).

(b) The principal business address of the Reporting Persons is 399 Park Avenue, 6th Floor, New York, NY 10022.

(c)  Avenue Capital Management II, L.P. is an investment adviser.  Avenue Capital Management II GenPar, LLC is the general partner of Avenue Capital Management II, L.P.  Marc Lasry is the managing member of Avenue Capital Management II GenPar, LLC.

(d) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or findings any violation with respect to such laws.

(f) See Item 2(a) above for the citizenship or place of organization of each of the Reporting Persons.

Item 3.  Source and Amount of Funds or Other Consideration.

The Reporting Persons used a total of approximately $74,042,633.02 to acquire the Shares reported in this Schedule 13D. The source of the funds used to acquire the Shares reported herein is the working capital of the Avenue Funds (as defined in Item 5(d) below).

Item 4.  Purpose of Transaction.

The Avenue Funds acquired the Shares for investment purposes.  The Avenue Funds may buy, sell, short, hedge or enter into other transactions in the Shares.  The Avenue Funds reserve the right directly or indirectly to acquire or dispose of additional securities of the Issuer, in the ordinary course of business, to the extent deemed advisable in light of market conditions, the availability of such securities, including Shares, or other factors.

The Reporting Persons intend to recommend that the Issuer review opportunities to maximize shareholder value, including (without limitation) changes to capital structure, utilization of significant assets, and/or possible strategic transactions. The Reporting Persons may also develop plans and/or make proposals with respect to, or with respect to potential changes in, the operations, management, organizational documents, Board composition, governance, ownership, capital or corporate structure, dividend policy, strategy and plans of the Issuer, utilization of significant assets, potential strategic transactions involving the Issuer or certain of the Issuer’s businesses or assets.  Without limiting the foregoing, such plans or proposals may relate to or result in one or more of the actions set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.  The Reporting Persons intend to have discussions with all or some of the following: the Issuer’s management, board of directors, other shareholders and/or third parties, including, potential advisers, potential acquirers and financing sources, relating to the Issuer and the plans or proposals referenced above.  The Reporting Persons intend to have such discussions to enhance shareholder value. The Reporting Persons may exchange information with the Issuer and any of the above-referenced parties pursuant to appropriate confidentiality or similar agreements.  The Reporting Persons may change their intention with respect to any and all matters referred to in this Item 4.

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a) The aggregate number of Shares to which this Schedule 13D relates is 10,802,836.  Such aggregate number of Shares represents 5.48% of the common stock of the Issuer.  The percentage reported in this Schedule 13D is calculated based upon 197,053,583 Shares reported to be outstanding as of April 25, 2018 in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission May 10, 2018.

(b) Marc Lasry shares the power to vote or to direct the voting of, and shares the power to dispose or to direct the disposition of, 10,802,836 Shares with Avenue Capital Management and Avenue Capital Management II GenPar, LLC.

(c) The following transactions have been effected by Avenue Capital Management on behalf of certain of the Avenue Funds over the last 60 days.  All of the below transactions were effected on the NASDAQ Stock Market.

Purchases

Trade Date	Price	Quantity
4/26/2018	$2.55	65,193.00
4/26/2018	$2.55	179,278.00
4/26/2018	$2.55	5,529.00
4/27/2018	$2.4963	11,000.00
4/27/2018	$2.4963	359,000.00
4/27/2018	$2.4963	130,000.00
6/4/2018	$1.7	49,460.00
6/4/2018	$1.7	95,615.00
6/4/2018	$1.7	2,850.00
6/5/2018	$1.707	50,676.00
6/5/2018	$1.707	99,489.00
6/5/2018	$1.707	2,984.00
6/6/2018	$1.7486	1,332.00
6/6/2018	$1.7486	2,591.00
6/6/2018	$1.7486	77.00
6/12/2018	$1.9482	42,375.00
6/12/2018	$1.9482	79,049.00
6/12/2018	$1.9482	2,371.00
6/13/2018	$1.9444	9,072.00
6/13/2018	$1.9444	16,823.00
6/13/2018	$1.9444	505.00
6/13/2018	$1.97	4,785.00
6/13/2018	$1.97	159,310.00
6/13/2018	$1.97	85,905.00
6/15/2018	$1.9598	74,090.00
6/15/2018	$1.9598	2,244.00
6/15/2018	$1.9598	40,502.00
6/15/2018	$1.97	551,000.00
6/15/2018	$1.97	17,000.00
6/15/2018	$1.97	302,000.00
6/18/2018	$2.0471	62,059.00
6/18/2018	$2.0471	1,865.00
6/18/2018	$2.0471	34,086.00

(d) Collectively, the securities reported in this Schedule 13D are held directly by: Avenue Energy Opportunities Fund, L.P., a Delaware limited partnership, Avenue Special Opportunities Fund II, L.P., a Delaware limited partnership,  Avenue PPF Opportunities Fund, L.P., a Cayman Islands exempted limited partnership and Avenue Strategic Opportunities Fund, L.P., a Delaware limited partnership (collectively the “Avenue Funds”).  Avenue Capital Management is an investment adviser to each of the Avenue Funds.  Avenue Capital Management II GenPar, LLC, a Delaware limited liability company, is the general partner of Avenue Capital Management.  Marc Lasry is the managing member of Avenue Capital Management II GenPar, LLC.  Mr. Lasry is deemed to be the indirect beneficial owner of the securities reported by reason of his ability to direct the voting and/or disposition of such securities, and his pecuniary interest in such shares (within the meaning of Rule 16a-1(a)(2) under the Securities Exchange Act of 1934, as amended) is a fractional interest in such amount.  Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that they have formed a group.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.  Material to be Filed as Exhibits.

Exhibit 99.5                              Joint Filing Agreement by and among the Reporting Persons dated June 25, 2018.

Exhibit 99.6                              Power of Attorney for Marc Lasry dated February 11, 2010.

CUSIP No. 903914208	13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 25, 2018

AVENUE CAPITAL MANAGEMENT II, L.P.

By: Avenue Capital Management II GenPar, LLC, its general partner

By:	/s/ Eric Ross as attorney-in-fact
Name: Marc Lasry
Title: Managing Member

AVENUE CAPITAL MANAGEMENT II GENPAR, LLC

By:	/s/ Eric Ross as attorney-in-fact
Name: Marc Lasry
Title: Managing Member

MARC LASRY

By:	/s/ Eric Ross as attorney-in-fact

CUSIP No. 903914208	13D

Exhibit Index

Exhibit 99.5                              Joint Filing Agreement by and among the Reporting Persons dated June 25, 2018.

Exhibit 99.6                              Power of Attorney for Marc Lasry dated February 11, 2010.